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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KADANT INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
48282T104
(CUSIP Number)
July 24, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Kenmare Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		376,395

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		376,395

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	376,395

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Kenmare Select Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		24,771

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,771

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,771

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Kenmare Offshore Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		307,837

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		307,837

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	307,837

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		709,003

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		709,003

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	709,003

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Kenmare Capital Partners, L.L.C., a Delaware limited liability company (“Kenmare Capital Partners”), Kenmare Select Management, L.L.C., a Delaware limited liability company (“Kenmare Select Management”) and Kenmare Offshore Management, L.L.C., a Delaware limited liability company (“Kenmare Offshore Management,” and together with Kenmare Capital Partners and Kenmare Select Management, “Kenmare”), and Mr. Mark McGrath, principal of Kenmare.
This Schedule 13G relates to the shares of Common Stock, $.01 par value (the “Common Shares”), of Kadant Inc., a Delaware corporation, purchased by Kenmare for the account of (i) Kenmare Fund I, L.P. (“Kenmare I”), of which Kenmare Capital Partners is the general partner, (ii) Kenmare Select Fund, L.P. (“Kenmare Select”), of which Kenmare Select Management is the general partner, and (iii) Kenmare Offshore Fund, Ltd. (“Kenmare Offshore”), for which Kenmare Offshore Management acts as investment manager.

Item 1(a)	Name of Issuer.
Kadant Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
One Technology Park Drive
Westford, Massachusetts 01886

Item 2(a)	Name of Person Filing.
Kenmare Capital Partners, L.L.C., Kenmare Select Management, L.L.C., Kenmare Offshore Management, L.L.C. and Mark McGrath

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
712 5th Avenue, 9th Floor
New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.
Kenmare Capital Partners, Kenmare Select Management and Kenmare Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Kenmare and a United States citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, $.01 par value

Item 2(e)	CUSIP Number.
48282T104

Item 3	Reporting Person.
Inapplicable.

Item 4	Ownership.
(a)	Kenmare and Mr. McGrath are the beneficial owners of 709,003 Common Shares.

(b)
Kenmare and Mr. McGrath are the beneficial owners of 5.1% of the outstanding Common Shares. This percentage is determined by dividing 709,003 by 13,931,314, the number of Common Shares issued and outstanding as of April 30, 2008 as reported in the Form 10-Q filed on May 7, 2008 with the Securities and Exchange Commission.

(c)
Kenmare Capital Partners, as the general partner of Kenmare I, has the sole power to vote and dispose of the 376,395 Common Shares held by Kenmare I. Kenmare Select Management, as the general partner of Kenmare Select, has the sole power to vote and dispose of the 24,771 Common Shares held by Kenmare Select. Kenmare Offshore Management, as the investment manager of Kenmare Offshore, has the sole power to vote and dispose of the 307,837 Common Shares held by Kenmare Offshore. As the principal of Kenmare, Mr. McGrath may direct the vote and disposition of the 709,003 Common Shares beneficially owned by Kenmare.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 709,003 shares of Common Shares owned by Kenmare I, Kenmare Select or Kenmare Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated August 4, 2008, between Kenmare and Mark McGrath.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 4, 2008

Kenmare Capital Partners, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Kenmare Select Management, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Kenmare Offshore Management, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

/s/ Mark McGrath
Mark McGrath

EXHIBIT INDEX

Exhibits	Exhibit 1
Joint Filing Agreement dated August 4, 2008, between Kenmare and Mark McGrath.